Exhibit 99.1

Super Group Reports Financial Results for Fourth Quarter and Full Year 2022

•	Revenue of €329.1 million for the fourth quarter and €1.29 billion for the full year 2022; exceeded high end of guidance range

•	Profit before tax of €38.3 million for the fourth quarter and €233.7 million for the full year 2022

•	EBITDA of €56.1 million for the fourth quarter and €298.2 million for the full year 2022

•	Unrestricted cash was €255.0 million at December 31, 2022

New York, NY – March 14, 2023 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced preliminary fourth quarter and full year 2022 consolidated financial results.

Neal Menashe, CEO of Super Group, commented, “Super Group is a leading global pure-play sports betting and online casino company seeking to continually optimize and grow our global footprint, including in the U.S. We continue to efficiently invest in our brand, enhance our technology platform and benefit from our consistent cash generation. We feel we are well positioned to apply our well tested strategies to the U.S. markets and capitalize on what we see as a multi-year investment opportunity.”

Alinda van Wyk, CFO of Super Group stated, “Super Group remains financially strong, and we continue to run our business profitably while investing in technology and marketing to support future growth. We remain focused on operating more efficiently in 2023 in order to improve scale and our operating margins going forward.”

Quarterly Financial Highlights (Unaudited)

•	Revenue was €329.1 million for the fourth quarter of 2022 compared to €341.0 million for the fourth quarter of 2021.

•	Profit before tax was €38.3 million for the fourth quarter of 2022 compared to €62.6 million for the fourth quarter of 2021.

•	EBITDA, a non-GAAP financial measure, was €56.1 million in the fourth quarter of 2022 compared to €83.2 million in the fourth quarter of 2021.

•	Operational EBITDA, a non-GAAP financial measure, decreased 39% to €42.3 million in the fourth quarter of 2022 compared to €69.6 million in the fourth quarter of 2021.

•	Monthly Average Customers for the fourth quarter of 2022 was 3.4 million compared to 2.9 million in the fourth quarter of 2021.

Full Year Financial Highlights (Unaudited)

•	Revenue for 2022 was €1.29 billion for 2022 compared to €1.32 billion for 2021.

•	Profit before tax for 2022 was €233.7 million compared to €225.9 million for 2021.

•	EBITDA was €298.2 million in 2022 compared to €314.5 million in 2021.

•	Operational EBITDA decreased 31% to €208.5 million in 2022, within the 2022 guidance, compared to €302.8 million in 2021.

•	Monthly Average Customers for 2022 was 2.9 million compared to 2.6 million for 2021.

•	Unrestricted cash was €255.0 million as of December 31, 2022 and €293.8 million as of December 31, 2021.

In December 2022, Super Group completed its previously announced public warrant exchange offer, which also included the cancellation of all outstanding private warrants and merger earnout rights. Collectively, these actions jointly removed the potential future issuance of approximately 78.8 million ordinary shares of the Company, lowering its potential fully diluted share count by 13.6% as of December 27, 2022, excluding issuances and vesting of restricted stock units.

Recent Company Events

On January 3, 2023, Super Group closed the acquisition of Digital Gaming Corporation Limited, an online sports betting and iGaming company with market access in up to thirteen U.S. states, eight of which are live today.

On January 11, 2023, Super Group’s Board of Directors authorized the repurchase of up to $25 million of Super Group ordinary shares through December 31, 2023.

Super Group Reorganization Timeline

Over the last three years, the business conducted a restructuring by combining existing, stand-alone companies into the newly formed Super Group.

SGHC Limited, the operating subsidiary, was formed on July 6, 2020.

The following transactions took place during 2021 and 2022 as part of the reorganization:

•	January 11, 2021 - Raging River Trading was deemed to have been acquired.

•	April 9, 2021 - Webhost, Partner Media and Buffalo Partners were acquired.

•	April 14, 2021 - DigiProc Consolidated was acquired.

•	April 16, 2021 – Digiprocessing (Mauritius) was acquired.

•	April 19, 2021 - Raichu Investments was acquired.

•	September 2, 2021 - SGHC purchased 100% of the outstanding shares of Smart Business Solutions S.A.

•	December 1, 2021 - SGHC purchased 100% of the outstanding shares in Haber Investments, and Red Interactive.

•

January 27, 2022 - Business combination with Sports Entertainment Acquisition Corp. (SEAC) following which Super Group (SGHC) Limited, the parent company, became a public company listed on the New York Stock Exchange in the United States.

Since the reorganization, the following transaction has taken place as of December 31, 2022:

•	September 1, 2022 – acquired a majority ownership interest in Jumpman Gaming.

Preliminary Financial Results

The financial results included in this press release are preliminary, have not been audited and are subject to change upon completion of the audit of Super Group’s financial statements for the year ended December 31, 2022. As a result, these preliminary results may be different from the actual results that will be reflected in Super Group’s consolidated financial statements to be included as part of Super Group’s Annual Report on Form 20-F for the year ended December 31, 2022 to be filed with the U.S. Securities and Exchange Commission.

Non-GAAP Financial Information

This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards (“IFRS”).

EBITDA, Adjusted EBITDA and Operational EBITDA are non-GAAP company-specific performance measures that Super Group uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, financial income, financial expense and income tax expense/credit. Adjusted EBITDA is defined as EBITDA less gain on derivative contracts and gain on bargain purchase plus transaction costs, share-based payment expense, and fair value adjustments on warrant liabilities and earnout liabilities and associated foreign exchange movements. Operational EBITDA is Adjusted EBITDA further adjusted to exclude unrealized foreign currency gains and losses and other non-recurring adjustments outside of the current year’s operations as may be deemed appropriate by the company’s audit committee.

Super Group believes that these non-GAAP measures are useful in evaluating the Company’s operating performance as they are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.

Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release and supplemental materials are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

Reconciliation of Unaudited Profit before tax to EBITDA and Adjusted EBITDA and Operational EBITDA:

	Three Months ended		Twelve Months ended
	December 31,		December 31,
	2022	2021	2022	2021

	Unaudited		Unaudited
	€ ‘000s		€ ‘000s
Revenue	329,096	341,050	1,292,210	1,320,658
Profit before tax	38,297	62,592	233,740	225,908
Finance Income	(1,075)	(291)	(2,222)	(1,312)
Finance expense	86	329	920	6,370
Depreciation and amortization expense	18,824	20,574	65,730	83,560

EBITDA	56,133	83,204	298,168	314,526
Transaction fees	1,358	7,107	22,969	7,107
Gain on derivative contracts	—	(15,830)	(4,148)	(15,830)
Gain on bargain purchase	—	(5,688)	—	(16,349)
Share based payment expense	—	—	126,252	—
Foreign exchange on revaluation of warrants and earnouts	(6,475)	—	23,268	—
Change in fair value of warrant liability	(773)	—	(34,518)	—
Change in fair value of earnout liability	(43,360)	—	(235,574)	—
Recognition of fair value of option[1]	563	—	(21,421)	—
RSU expense	10,539	—	24,222	—

Adjusted EBITDA	17,985	68,793	199,218	289,454

Unrealized Foreign Exchange	22,149	(2,941)	2,643	(3,167)
Non recurring and non current operating adjustments	3,545	3,773	7,763	1,828
Pre-acquisition profit/(loss)	(1,367)	(53)	(1,162)	14,647

Operational EBITDA	42,312	69,572	208,461	302,761

Webcast Details

The Company will host a webcast at 8:30 a.m. ET today to discuss the preliminary fourth quarter and full year 2022 financial results. For ease of year-over-year comparison and analysis the Company may discuss pro-forma consolidated results, which are included in the 4Q 2022 Earnings Review presentation posted on the Investor Relations section of www.sghc.com.

Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.sghc.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited

Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. For more information, visit www.sghc.com.

Contacts:

Investors:

investors@sghc.com

Media:

media@sghc.com

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements include, but are not limited to, statements regarding our anticipated financial results for the fourth quarter and full year 2022, expectations and timing related to market entries and expansion, and projections of market opportunity, profitability and growth of Super Group’s customer base.

These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) the ability to maintain the listing of Super Group’s securities on a national securities exchange; (iii) changes in the competitive and regulated industries in which Super Group operates; (iv) variations in operating performance across competitors; (v) changes in laws and regulations affecting Super Group’s business; (vi) Super Group’s inability to meet or exceed its financial projections; (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic; (viii) changes in domestic and foreign business, market, financial, political and legal conditions; (ix) future global, regional or local economic and market conditions affecting the sports betting and gaming industry; (x) changes in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate with respect to the sports betting and gaming industry; (xi) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (xii) compliance with regulatory requirements in a particular regulated jurisdiction, or Super Group’s ability to successfully obtain a license or permit applied for in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (xiii) the technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xiv) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xv) the ability by Super Group’s key executives, certain employees or other individuals related to the business, including significant shareholders, to obtain the necessary licenses or comply with individual regulatory obligations in certain jurisdictions; (xvi) protection or enforcement of Super Group’s intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information; (xvii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xviii) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xix) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xx) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xxi) the success, including win or hold rates, of existing and future online betting and gaming products; (xxii) competition within the broader entertainment industry; (xxiii) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xxiv) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxv) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxvi) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxvii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; (xxviii) changes resulting from the completion of the normal year-end audit process; and (xxvix) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 20, 2022, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.